1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 26, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Overseas Regulatory Announcement

Announcement of Resolutions of the Twelfth Meeting of
the Third Session of the Board

This announcement is made pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The twelfth meeting of the third session of the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was convened at 10:30 a.m. on 26 May 2009 at the Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing. 9 directors were eligible to attend the meeting, 8 of them attended in person. Mr. Kang Yi, a director of the Company, was unable to attend the meeting due to personal engagement and appointed Mr. Luo Jianchuan to attend the meeting on his behalf and vote at the absolute discretion of Mr. Luo Jianchuan. The members of the Supervisory Committee, the Secretary to the Board and other senior management members of the Company attended the meeting as non-voting participants. The meeting was convened in compliance with the Company Law of the People's Republic of China and the Articles of Association of the Company. The following resolutions were considered and passed at the meeting:

1.	The proposal for election of Chairman of the third session of the Board of the Company was considered and approved.

Mr. Xiong Weiping was elected as Chairman of the third session of the Board of the Company.

2.	The proposal for changes in the composition of the Nomination Committee of the third session of the Board of the Company was considered and approved.

Mr. Xiong Weiping was elected as a member and chairman of the Nomination Committee of the third session of the Board of the Company. After the adjustment, the Nomination Committee consists of Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Kang Yi and Mr. Zhang Zhuoyuan, with Mr. Xiong Weiping as the chairman.

3.	The proposal for appointment of Chief Executive Officer of the Company was considered and approved.

Mr. Xiong Weiping was appointed as Chief Executive Officer of the Company, for the same term of office term as the Chairman.

4.	The proposal for appointment of members of Implementation Committee of the Company was considered and approved.

The appointment of Mr. Xiong Weiping as a member and the chairman of the Implementation Committee was approved.

The above proposals were unanimously passed by the directors present at the meeting; the independent directors of the Company raised no objections to the above-mentioned proposals.

The Board of Directors
Aluminum Corporation of China Limited*
26 May 2009

By Order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
26 May 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary